UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
Specialized Disclosure Report

_________________________________________________________________
ENERPAC TOOL GROUP CORP.
(Exact name of Registrant as specified in its charter)
______________________________________________________________________________

Wisconsin	1-11288
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

648 N. PLANKINTON AVE., 4TH FLOOR
MILWAUKEE, WISCONSIN 53203
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201
(Address of principal executive offices) (Zip code)

Noah Popp
Executive Vice President, General Counsel and Secretary
(262) 293-1500
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

_____________________________________________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
[ ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of Enerpac Tool Group Corp.’s Conflict Minerals Report for the calendar year ended December 31, 2025 is filed as Exhibit 1.01 hereto and is publicly available in the “Investors – Governance” section of the Company’s website at https://ir.enerpactoolgroup.com/governance/governance-documents/default.aspx. References to our website are inactive textual references only, and the information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibits
Enerpac Tool Group Corp.’s Conflict Minerals Report for the calendar year ended December 31, 2025 is filed as Exhibit 1.01 hereto.

Section 3 - Exhibits
Item 3.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
ENERPAC TOOL GROUP CORP.
(Registrant)

By: /s/ Noah Popp	May 27, 2026
Noah Popp	(Date)
Executive Vice President, General Counsel, and Secretary